SHIN SATELLITE

05009627

July 4, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA



Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 043/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in June 2005

  Date: July 4, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN SATELLITE

July 4, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 043/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in June 2005

  Date: July 4, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY |
| --- |
| *Received by:* |
| *Date:* |

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**July 4, 2005**

SSA-CP 043/2005

July 4, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in June 2005

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

| Details of ESOP | Grant I | Grant II | Grant III |
|---|---|---|---|
| The number of warrants (units) | 8,000,000 | 4,400,100 | 5,894,200 |
| Issuing Date | March 27, 2002 | May 30, 2003 | May 31, 2004 |
| Exercise Price (Baht/Share) | 13.081 | 6.279 | 13.913 |
| Exercise Ratio (warrant : ordinary share) | 1 : 2.04490 | | 1 : 102245 |
| Maturity of Warrants | 5 years from the issuing date | | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in June 2005, as follows;

| Outstanding of ESOP | Grant I | Grant II | Grant III |
|---|---|---|---|
| No. of exercised warrants in this month (units) | 1,570,100 | 186,500 | - |
| No. of remaining unexercised warrants (units) | 5,928,300 | 2,663,000 | 5,894,200 |
| No. of shares derived from this exercise (shares) | 3,210,697 | 381,373 | - |
| No. of remaining shares reserved for warrants (shares) | 11,786,103 | 5,317,627 | 5,894,200 |

SHIN SATELLITE

July 4, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 241/2005**

  Subject: Report of launch progress of Thaicom 4 (iPSTAR -1)

  Date: July 4, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN SATELLITE

July 4, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 241/2005**

  Subject: Report of launch progress of Thaicom 4 (iPSTAR -1)

  Date: July 4, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

| RECEIPT COPY |
|---|
| *Received by:* |
| *Date:* |

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**July 4, 2005**

Ref. No. SSA 241/2005

4 July 2005

Subject: Report of launch progress of Thaicom 4 (iPSTAR -1)

Attention: The President
Stock of Exchange of Thailand

Referring to previous information regarding the schedule for the launch of Thaicom 4 on 26 May 2005, the Company would like to inform of progress in the satellite launch preparations, as follows:

1. Thaicom 4 was delivered by the manufacturer, Space Systems Loral of Palo Alto, California, on 7 June, to Cayenne in French Guiana on 8 June. Preparations for the launch of the satellite commenced 9 June 2005.

2. The satellite preparation was completed on 24 June 2005. Space Systems Loral and the Company authorized satellite fuel loading and its incorporation into the Ariane 5G rocket on 28 June.

3. Arianespace completed the qualification tests of the Ariane 5G on 1 July. The launch vehicle was fuelled on 2 July 2005.

4. The final stage prior to the launch of Thaicom 4 is the Launch Readiness Review of several processes in combined operations by the Company, Space Systems Loral and Arianespace to verify the readiness of each component in order to authorize the launch of the satellite on 8 July. Should all conditions be acceptable, the satellite is expected to launch on the morning of 11 July at approximately 03:40 a.m. (local time, French Guiana). This is 13:40 p.m. 11 July in Thailand.

The Company will arrange for a live broadcast of the launch through iTV and Channel 11. People living abroad will be able to view the launch on the Channel 5 Global Network.